UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 170th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 19th, 2025

1. DATE, TIME AND VENUE: On February 19th, 2025, at 11:00 a.m. at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala 5G, Bairro Cidade Monções, city of São Paulo, State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was held pursuant to the Company’s Regulations of the Board of Directors and the Technical and Consulting Committees. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. Juan Carlos Ros Brugueras, Chairman of the Committee; Mr. José Maria Del Rey Osorio, Committee Member, and Mr. Alfredo Arahuetes García, Committee Member. Also present at the meeting were the Chief Audit Officer, Mrs. Paula Bragança França Mansur; the Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the individuals referred to each of the subjects below, whose participations were restricted to the time of appraisal of their respective subjects. The representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), Mr. Ricardo Queiroz, Mr. Bruno Maia and Mrs. Carolina Godoy, and the representatives of Baker Tilly 4Partners Auditores Independentes Ltda. (“Baker”), Mr. Nelson Varandas and Mr. Fabio Torres, were also present.

3. PRESIDING BOARD: Juan Carlos Ros Brugueras – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the members of the Committee unanimously decided as follows:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 170th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 19th, 2025

4.1. Appraisal of the Company’s Financial Statements accompanied by the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended on December 31st, 2024 (“Financial Statements”). Initially, the Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida presented the main events that occurred in the 4th quarter of 2024, including the end results of the technical studies of the Impairment tests of the Net Assets and the Deferred Tax Asset of the Company for the fiscal year ended December 31st, 2024, as well as the financial information that comprises the liquidity and indebtedness indicators of the Company, the consolidated balance sheets, and the consolidated financial statements comparing the periods ended December 31st, 2023, and December 31st, 2024. Subsequently, Mr. João Pedro Xavier Esteves Soares Carneiro, Investor Relations Director, presented the main aspects of the Annual Management Report. Then, Mr. Nelson Varandas and Mr. Fabio Torres, Baker’s representatives, the Company's Independent Auditors, reported on the scope and audit work conducted on the examination of the Financial Statements. Next, they presented the final draft of the Independent Auditors' Report on the Financial Statements, Individual and Consolidated, highlighting that the Financial Statements adequately present, in all material aspects, the financial position and individual and consolidated financial performance of the Company as of December 31st, 2024, as well as the individual and consolidated cash flows for the fiscal year presented. Said Report will be issued on the date of the Board of Directors' meeting. It was also clarified that the Financial Statements were submitted, on the date hereof, to the Fiscal Council and will be submitted to the Board of Directors of the Company on February 20th, 2025. The Committee members, having analyzed and discussed such information and listened to the comments of the external auditors, unanimously stated their decision to issue a favorable opinion on the Company's Financial Statements and the Annual Management Report for the fiscal year ended December 31st, 2024, having decided to recommend to the Company’s Board of Directors the approval of said documents.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 170th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 19th, 2025

4.2 Appraisal of the Results Allocation Proposal for the fiscal year ended December 31st, 2024. The Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida, presented the Management Proposal for the allocation of the net profits of the fiscal year ended December 31st, 2024 (“Results Allocation Proposal”), submitted, on the date hereof, to the Fiscal Council. The Committee members, having analyzed said information, unanimously stated their decision to issue a favorable opinion in relation to the Results Allocation Proposal, recommending the approval to the Company’s Board of Directors.

5. CLOSING: There being no further matters to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up. São Paulo, February 19th, 2025. Signatures: Juan Carlos Ros Brugueras – Chairman of the Committee; (aa) Alfredo Arahuetes García – Committee Member; (aa) José Maria Del Rey Osorio – Committee Member; and (aa) Nathalia Pereira Leite – Meeting Secretary.

I hereby certify that the resolutions recorded herein are contained in the minutes of the 170th meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 19th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Nathalia Pereira Leite

Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 170th MEETING OF THE AUDIT AND CONTROL COMMITEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 19th, 2025

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities and in compliance with the provisions of Article 27, paragraph 1, item VIII of CVM Resolution No. 80, of March 29th, 2022, examined and analyzed (i) the Company's Financial Statements and the Annual Management Report relating to the fiscal year ended on December 31st, 2024 ("2024 Annual Financial Statements”), (ii) as well as the Results Allocation Proposal for the fiscal year 2024 (“Results Allocation Proposal”), and, considering the information provided by the Management of Telefônica Brasil and by Baker Tilly 4Partners Auditores Independentes Ltda., the Company’s independent auditors unanimously express a favorable opinion regarding the 2024 Financial Statements and the Results Destination Proposal, and recommend the approval by the Board of Directors of Telefônica Brasil and their submission to the Ordinary Shareholders’ Meeting, pursuant to Law No. 6,404, of December 15th, 1976.

São Paulo, February 20th, 2025.

Juan Carlos Ros Brugueras

Chairman of the Audit and Control Committee

Alfredo Arahuetes García

Member of the Audit and Control Committee

José María Del Rey Osorio

Member of the Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director